The Cushing® Royalty & Income Fund

8117 Preston Road, Suite 440

Dallas, Texas 75225

May 1, 2015

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	The Cushing® Royalty & Income Fund

Registration Statement on Form N-2 (File Nos. 333-187268 and 811-22593)

Dear Mr. Bartz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Cushing® Royalty & Income Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 10:00 a.m., Eastern time, on May 5, 2015, or as soon as practical thereafter.

The Fund hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund hereby requests that you notify Kevin Hardy (312-407-0641) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Sincerely, THE CUSHING® ROYALTY & INCOME FUND

By:	/s/ Barry Y. Greenberg
Barry Y. Greenberg
Chief Compliance Officer and Secretary